UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45136

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/2024___ AND ENDING ___12/31/2024___
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Auerbach Grayson and Company LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
__20W 55th Street__
(No. and Street)

__New York__	__NY__	__10019__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Michael Hewitt__	__212-453-3591__	__mhewitt@agco.com__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
__WithumSmith & Brown, PC__
(Name – if individual, state last, first, and middle name)

1411 Broadway , 9th Floor	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

__10/08/2003__	__100__
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nikhil Bhatnagar_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Auerbach Grayson and Company LLC_____, as of 12/31_____, 2024___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Andrew Spencer Kurian
Notary Public-Connecticut
My Commission Expires
July 31, 2027

Signature: _____

Title:
CEO

Notary Public   4/15/25

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*****To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

AUERBACH GRAYSON AND COMPANY LLC

FINANCIAL STATEMENTS
PURSUANT TO RULE 17A-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2024
(with supplemental information)

Public Document



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Auerbach Grayson and Company LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Auerbach Grayson and Company LLC (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2022.

New York, New York
April 15, 2025

WithumSmith+Brown, PC 1411 Broadway, 9th Floor, New York, New York 10018-3496 **T** (212) 751 9100 **F** (212) 750 3262 **withum.com**

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

AUERBACH GRAYSON AND COMPANY LLC
TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

Financial Statement

AUERBACH GRAYSON AND COMPANY LLC
Statement of Financial Condition
DECEMBER 31, 2024

ASSETS

Cash	$	451,153
Restricted cash		3,446
Due from clearing broker		267,306
Commission receivable		924,523
Furniture and equipment, net of accumulated depreciation and amortization of $358,051		18,688
Prepaid expenses and other assets		234,029
Right-of-Use asset		1,054,560
Total Assets	$	2,953,704

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Due to broker	$	116,769
Accrued commissions payable		213,763
Accounts payable and accrued expenses		373,289
Lease Liability		1,149,137
Total Liabilities		1,852,958
Member's equity		1,100,746
Total liabilities and member's equity	$	2,953,704

The accompanying notes are an integral part of these financial statements.   CONFIDENTIAL

1. **NATURE OF BUSINESS**

    Auerbach Grayson and Company LLC ("AG" or the "Company"), a Delaware corporation, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's primary business is to introduce global execution of foreign securities to major U.S. institutions through specialized non-U.S. brokers in accordance with the Securities Exchange Act Rule 15a-6. In addition, the Company clears its U.S. based transactions on a fully disclosed basis through Axos Clearing LLC ("AXOS"). The liability of the member is limited to its capital balance.

    In June, 2024, Juniper Tree Capital LLC acquired a minority, non-controlling ownership interest in HDH Global LLC, the parent of the Company. This transaction did not result in any change to the Company's operations or management during the period.

2. **SIGNIFICANT ACCOUNTING POLICIES**

    Basis of Accounting

    The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

    Liquidity

    The Company has experienced losses from operations and continues to take steps to increase its sources of high margin generating revenues and reallocating resources accordingly within the firm in addition to scaling back on non-critical costs.

    The Company's Member also has the ability and financial wherewithal to ensure the Company can continue to operate and meet its obligations for at least twelve months from the issuance of the financial statements and maintain sufficient net capital, which may include capital or debt contributions and/or other measures, as needed.

    Use of Estimates

    The preparation of financial statements in conformity with US GAAP requires the Company's management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Cash and Restricted Cash

    The Company has significant cash balances at financial institutions which throughout the year regularly exceed the federally insured limit of $250,000. Any loss incurred or a lack of access to such funds could have a significant adverse impact on the Company's

2. **SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

financial condition, results of operations, and cash flows. In the event of a financial institution's insolvency, the recovery of assets may be limited. The cash balance includes $5,882 held in a foreign currency. The company held a restricted cash balance of $3,446 as of 12/31/2024. This balance includes funds allocated to employee benefit programs, client rebates and petty cash.

The Company maintains deposits with high quality financial institutions in amounts that are in excess of federally insured limits.

Fair Value of Financial Instruments

The Company's cash and restricted cash are classified as Level I and due from clearing broker, commissions receivable and commissions payable, are classified as Level II. The recorded amount of these assets and liabilities approximates their fair values principally because of the short-term nature of these items.

Revenue

Commissions

The Company introduces its customers to its U.S. clearing broker and as a chaperone to its network of foreign brokers. Each time a customer enters into a buy or sell transaction; the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date the Company fills the trade order by finding and contracting with counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risk and rewards of ownership have been transferred to/from the customer. Revenue is recognized when the commissions recorded during a month are invoiced to customers at the end of each month using the end of month currency exchange rate. The Company has no contract-related assets or liabilities.

Fee income

The Company recognizes fee income from research services as the services are provided. Revenue is accrued throughout the year based on the Company's estimate of the services performed. Because the amounts to be invoiced are often not confirmed until after the reporting period, significant judgment is required in estimating the timing and amount of revenue to be recognized. Adjustments are made, if necessary, when the actual amounts are determined.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Other Income

The Company provides corporate access and connects analysts, company executives and institutional investors via conferences and roadshows. In the normal course of business, the Company will also act as a placement agent or finder in private placement or equity securities under regulation D or Rule 144A on behalf of foreign issuers.

Due from Clearing Broker

The receivable from the clearing broker arises in the ordinary course of business and is pursuant to clearing agreements with the clearing firm and includes cash and net amounts receivable for securities transactions that have been settled. Receivable from clearing broker includes a clearing deposit of $200,000 that the Company maintains with its clearing broker.

Due to Broker

The Due to Broker balance consists of amounts owed to clients, including accrued CSA (Commission Sharing Agreement) rebates related to executed trades. Additionally, the Company receives funds from mutual clients that are due to third-party partners pursuant to contractual arrangements. These amounts are recorded as liabilities until disbursed and are typically settled on a regular basis.

Commission Receivable

Commission receivables represent amounts due from foreign broker-dealers for trade execution services. These amounts are calculated based on executed trades and agreed-upon commission rates, which may vary by client and market. Commission Receivables are generally collectible within 30 days or less.

Fee Income Receivable

Fee income receivables represent estimated amounts earned for research services provided but not yet invoiced. These receivables are recognized based on the Company's assessment of the services performed during the reporting period. Because final amounts are often confirmed after period-end, significant judgment is required in estimating both the timing and collectability of these receivables. Adjustments are made, if necessary, when the actual amounts are determined.

Current Expected Credit Losses

The Company follows ASC Topic 326, Financial instruments -Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

expected credit losses over the entire life of the financial assets, recorded at inception or purchase. Under the accounting update, the Company has the ability to determine there are or expected credit losses in certain circumstances (e.g. based on relevant information about past events, current conditions, and reasonable and supportable forecasts)

The Company's receivables from broker dealers and clearing organizations include amounts receivable from unsettled trades, including amounts related to futures and options on futures contracts executed on behalf of customers, amounts receivable for securities failed to deliver, accrued interest receivables and cash deposits. A portion of the Company's trades and contracts are cleared through a clearing organization and settled daily between the clearing organization and the Company. Because of this daily

settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties.

The Company's conclusion was that an allowance for credit losses was not required on the Company's expectation for the collectively of the receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age balances and current and future economic conditions that may affect the Company's expectations of the collectively in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees is not significant based on the contractual arrangement ad expectation of collection in accordance with industry standards. At December 31, 2024, an allowance for credit losses was not considered necessary.

Company's expectations of the collectively in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees is not significant based on the contractual arrangement ad expectation of collection in accordance with industry standards. At December 31, 2024, an allowance for credit losses was not considered necessary.

Furniture and Equipment

Depreciation of furniture and equipment is computed on the straight-line method using estimated useful lives of five to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. All furniture and equipment is booked on a cost basis, less depreciation.

Transaction in Foreign Currencies

The Company's functional base currency is U.S. dollar. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred. Foreign currency transaction losses included in commission clearance and execution charges, totaled $191,890 in 2024.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Subsequent Events

Subsequent to year-end, the Company received capital contributions totaling $350,000 ($200,000 on 1/31/25 and $150,000 on 3/31/25) from its Parent, HDH Global LLC, to support ongoing operations and regulatory capital requirements.

Additionally, Juniper Tree Capital LLC, the same entity that previously acquired a minority indirect ownership interest in the Company (as disclosed in the Nature of Business section), acquired a controlling interest in the Company's parent entity, HDH Global LLC, in March 2025. As a result, Juniper Tree Capital LLC became the majority indirect owner of the Company. This change in indirect ownership was reviewed and approved by FINRA through the Continuing Membership Application ("CMA") process in March 2025.

The Company has evaluated all subsequent events through April 15, 2025, the date the financial statements were available to be issued, and determined that there are no other events requiring disclosure.

3. OPERATING LEASE RIGHT-OF-USE ASSET AND LIABILITY

The Company accounts for its leases under Accounting Standard Codification ("ASC") Topic 842, Leases. Under this guidance, lessees classify arrangements meeting the definition of a lease as operating or financing leases, and leases are recorded on the Statement of Financial Condition as both a right-of-use asset and lease liability, calculated by discounting fixed lease payments over the lease term at the rate implicit in the lease or the Company's incremental borrowing rate.

Lease liabilities are increased by interest and reduced by payments each period, and the right of use asset is amortized over the lease term.

The Company's incremental borrowing rate for its lease is 2.650%, which is the rate of interest it would have to pay at the time the lease was entered into a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

3. OPERATING LEASE RIGHT-OF-USE ASSET AND LIABILITY (CONTINUED)

On June 13, 2022, the Company entered into a new lease for office space. By an agreement dated. The lease became effective June 13, 2022, and expires December 31, 2028. The lease requires a security deposit of $147,696. Maturities of lease liabilities under non-cancellable operating leases as of December 31, 2028 are as follows:

Year	Amount
2025	$ 289,434
2026	295,946
2027	302,605
2028	299,398
Total undiscounted lease payments	1,187,383
Less imputed interest	(38,246)
Total lease liabilities	$ 1,149,137

4. INCOME TAXES

The Company is a single member limited liability company. As a pass-through entity, the member is responsible for the Company's income or loss for income tax reporting purposes. Accordingly, the Company has no provision for federal and state income taxes. The Company is subject to New York City unincorporated business tax. For the year ended December 31, 2024, the Company had no unincorporated business tax expense.

The Company may recognize tax benefits from any uncertain positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The Company has no material unrecognized tax benefit.

Tax laws are complex and subject to different interpretations by the taxpayer and taxing authorities. Significant judgment is required when evaluating tax provisions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes.

5. **EMPLOYEE RETIREMENT PLAN**

   The Company maintains a defined contribution plan covering substantially all employees. The Company contributes annually at the discretion of management. The Company's maximum contribution is one half of the employees' contribution up to 5% of the eligible compensation. For the year ended December 31, 2024, the Company contributed approximately $56,724. As of December 31, 2024, the Company had approximately $9,365 as accrued liabilities to the plan.

6. **FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK**

   In the normal course of business as a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers and other financial institutions. The Company introduces these transactions for clearance to non-US broker-dealers pursuant to the provisions of paragraph (k)(2)(i) of Rule 15c3-3 and it's U.S. clearing firm pursuant to the provision of paragraph (k)(2)(ii) of Rule 15c3-3.

   The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount.

7. **MEMBER'S EQUITY**

   The Company is owned 100% by HDH GLOBAL LLC, a Delaware limited liability Company.

8. **NET CAPITAL REQUIREMENTS**

   As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the percentage of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2024, the Company had net capital of $488,097 which was $238,097 in excess of its required net capital of $250,000. The Company's aggregate indebtedness percentage was 163.57%.

   The Company claims exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraphs (k)(2)(i) and (k)(2)(ii) of such rule.

9. **LEGAL AND REGULATORY PROCEEDINGS**

   The Company may be subject to various legal proceedings and claims that arise in the normal course of business. In each pending matter, the Company contests liability or the amount of claimed damages. In view of the inherent difficulty of predicting the outcome of

9. **LEGAL AND REGULATORY PROCEEDINGS (CONTINUED)**

such matters, particularly in cases where claimants seek substantial or indeterminate damages, or where investigation or discovery have yet to be completed, the company is unable to estimate a range of reasonably possible losses on its remaining outstanding legal proceedings; however, the Company believes any losses, both individually or in the aggregate, should not be reasonably likely to have a material adverse effect on the Company's financial condition

10. **SEGMENT REPORTING**

The following disclosure is presented in accordance with ASC 280, *Segment Reporting*, which requires entities to disclose information about operating segments that are regularly reviewed by the chief operating decision maker ("CODM") for purposes of allocating resources and assessing performance.

The Company operates as a single operating and reportable segment, focused exclusively on serving institutional clients. Core business activities include Sales and Trading, Research and Capital Markets. These business lines are managed in an integrated manner and supported by centralized infrastructure, including compliance, operations, finance and technology.

The CODM evaluates performance and allocates resources on a consolidated basis. The Company does not produce separate financial results by business activity for internal management purposes. As such, management has concluded that the Company operates as a single reportable segment for financial reporting purposes.

The accounting policies used to measure the profit and loss of the segment are the same as those described in the Significant Accounting Policies.